Exhibit 17.1

J. Daniel Plants

One Embarcadero Center

Suite 1140

San Francisco, California 94111

Cutera, Inc.

3240 Bayshore Blvd.

Brisbane, California 94005

Attention: Board of Directors

June 9, 2023

Ladies and Gentlemen:

I hereby resign from the board of directors (the “Board”) of Cutera, Inc. (the “Company”), effective immediately. As you know, my resignation from the Board is a direct result of numerous and irreconcilable disagreements with the Board – and specifically directors Gregory Barrett, Sheila Hopkins, Timothy O’Shea, Juliane Park, and Janet Widmann – on various matters relating to the Company’s operations, policies, practices, and corporate governance.

Sincerely,

/s/ J. Daniel Plants

J. Daniel Plants

cc:	Secretary of Cutera, Inc.